NEWS RELEASE

ELD No. 06-20

TSX: ELD  AMEX: EGO

December 7, 2006

Efemçukuru Drill Results – Further Positive Results in Transition Zone

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce further results from this year’s drilling at the Efemçukuru Project in Western Turkey.  These  holes are part of an ongoing 13,000 meter infill and exploration drill program, now approximately 40 percent complete.

The drilling targeted the South Ore Shoot and the Transition Zone between the South and Middle Ore Shoots.  Results from eight holes are shown in Table 1 and illustrated in a Longitudinal Section.  Results are pending from an additional 15 holes.   Calculated intervals generally used a 6 g/t gold cut off with the inclusion of some assays less than 6 g/t if they fell within the vein.

Table 1: EFEMçUKURU DRILL RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t
KV - 117	192.45	193.80	1.35	0.94	13.27
KV - 119	74.50	77.00	1.00	0.78	24.53
	88.00	89.00	1.00	0.78	7.87
	97.50	100.00	2.50	1.95	9.26
KV - 121	217.50	218.50	1.00	0.59	8.49
KV - 124	88.00	96.50	8.50	7.45	12.16
including	93.00	95.00	2.00	1.75	29.32
KV - 126	169.00	172.00	3.00	2.43	7.35
	222.40	227.40	5.00	4.05	8.04
KV - 127	85.50	92.00	4.50	4.23	14.35
KV - 129	259.00	279.65	20.65	9.40	17.18
KV - 130	86.00	88.50	2.50	1.96	14.60

The infill results continue to confirm thickness and tenor of the mineralization interpolated from nearby previous drill holes.  Transition zone drilling, as reported in the November 3, 2006 press release, confirmed the new presence of thick and high grade gold mineralization (KV-129) in the region at depth and between the South and Middle Ore Shoots.  Future drill holes are planned into this region.

“These results, especially those of our first test into the previously undrilled Transition Zone, continue to support our belief of being able to significantly upgrade the mineral resources of the Efemçukuru Project,” commented Paul Wright, President & Chief Executive Officer.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Perth, Australia.  Samples from hole KV-129 were assayed at the Eldorado mine laboratory facility at Kisladag.  Duplicate samples have been sent to ALS to independently verify the results from this hole.

Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com